Exhibit 21.1

WILLIS LEASE FINANCE CORPORATION

AND SUBSIDIARIES

List of Subsidiaries

Subsidiary	State or Jurisdiction of Incorporation or Organization

Willis Engine Securitization Trust	Delaware

WEST Engine Funding LLC	Delaware

WEST Engine Funding (Ireland) Limited	Rep. of Ireland

WLFC (Ireland) Limited	Rep. of Ireland

WLFC Funding (Ireland) Limited	Rep. of Ireland

WLFC Lease (Ireland) Limited	Rep. of Ireland

Willis Aviation Finance Limited	Rep. of Ireland

Willis Lease France	France